Exhibit 1K-6K

OPTION AGREEMENT

This Option Agreement (“Agreement”) is made as of April. 1, 2021 between Alan Wofsy & Associates, a California corporation and Myrtle Street Flats LLC, dba Sunrise Properties, a California limited liability company (“Optionors”) and East Bay Permanent Real Estate Cooperative. Inc., a California corporation (“Optionee”).

Section 1. Recitals

A.   Optionors are the owner of certain real property situated in Alameda California, commonly known as 1720-7th St., 1722-1724 7th St. and 1715 Goss St., Oakland, CA 94607, and more particularly described in attached Exhibit A, incorporated by reference (“Property”).

B.    Optionee desires to acquire the exclusive right to purchase the Property at the agreed price in Section 4.A. below and under the specific terms in this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties agree as follows:

Section 2. Consideration for Option

A.	Concurrently with the execution of this Agreement, Optionee has paid to Optionors as consideration the sum of twenty-one thousand dollars ($21,000.00) for a three month option from April 1, to June 30, 2021. No consideration shall be applied to or credited against the purchase price of the Property if the option granted under this Agreement is exercised. Optionors will retain the consideration if the option is not exercised as compensation for granting the option.

B.	Optionee may renew the option for an additional 3 months, from July 1, to Sept. 30, , 2021 for the additional sum of twenty-one thousand dollars ($21,000.00) for the second three month option by notifying Optionor by June 15, 2021 and paying the said sum by June 20, 2021. No consideration shall be applied to or credited against the purchase price of the Property if the option granted under this Agreement is exercised. Optionors will retain the consideration if the option is not exercised as compensation for granting the option.

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Section 3. Term

This Agreement shall be effective as of the date of this Agreement and shall expire at on June 30, , 2021 or Sept. 30, , 2021 if the option is renewed per Section 2B above. (“Option Term”).

Section 4. Terms and Exercise

Provided Optionee is not in default under this Agreement, this option may be exercised by Optionee's delivering to Optionors before the expiration of the Option Term written notice of the exercise (“Exercise Notice”), which shall state that the option is exercised without condition or qualification. The Exercise Notice must be accompanied by the amount specified in 4.A.(i) below.

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A .       Payment of Purchase Price: The Purchase Price of $1500, 000.00 shall be payable as follows:

(i)       The amount of $100,000.00 shall be deposited in the Escrow Account concurrent with the delivery of the Exercise Notice to be applied against the Purchase Price on the close of the purchase of the subject properties.

(ii)       The balance of the Purchase Price ($1,400,000.00 ) shall be due on the close of the purchase of the properties and paid by cashier's check or by federal wire transfer within 30 days of the Exercise Notice.

(iii)       If Optionee closes the escrow and consummates the purchase by June 15, 2021, the purchase price will be reduced to $1,450,000.00 and the balance of the purchase price per paragraph A.ii will be $1,350,000.00.

B.       Term of Option: This Option may be exercised at any time after Execution of this Agreement and on or before the termination of the term of the option. (“Option Term”). Upon expiration of the Option Term, Optionors shall be released from all obligations under this Option, and all Optionee's rights under this Option, legal or equitable, shall cease.

C.       Exercise of Option: The Option shall be exercised by mailing or delivering a written notice (“Exercise Notice”) to Optionors prior to the end of the Option Term and by an additional payment to the Escrow Agent, prior to the end of the Option Term, on account of the Purchase Price, in the amount of $100,000.00 per section A (i) above. It is a condition to the effectiveness of the Exercise Option that Optionee not then be in default under the Option Agreement.

D.       Optionors' Covenants, Representations, and Warranties: Optionors warrant that Optionors are the owners of the subject properties and have marketable and insurable fee simple title to the properties free of restrictions, leases, liens, and other encumbrances, aside from any recorded City plans and regulations. If this Option is exercised by Optionee, Optionors will convey title to the properties by grant deed. Optionors covenant that during the Option Term and until the properties are conveyed to Optionee (assuming this Option is exercised) Optionors will not encumber the properties in any way nor grant any property or contract right relating to the properties without the prior written consent of Optionee.

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The properties are being sold "as-is, where is" with the understanding that substantial renovations will probably be required for Optionee’s intended uses. The property will be left in broom clean condition with all art paraphernalia removed from 1720 7th Street. Optionors may leave any other personal property or fixtures at Optonors’ sole discretion. Optionors warrant that the properties at 1720 and 1722-24 7th Street have EBMUD compliance certificates for private sewer laterals.

E.       Quitclaim Deed: Concurrent with the execution of this Agreement, Optionee has executed, acknowledged, and delivered to Optionors a quitclaim deed in favor of Optionors. Optionors will hold that quitclaim deed until the end of the Option Term and, if the Option has not been previously exercised, may record the quitclaim deed in the official records of Alameda County.

F.       Escrow: The escrow and title company will be Old Republic Title Co., Oakland, CA. Attn: Betty Pon, escrow officer. All closing costs shall be per County of Alameda custom; particularly; Optionee and Optionors split escrow fees 50/50, Optionee pays 100% of title fees, Optionors pays 100% of county transfer tax, and Optionee and Optionors split 50/50 city transfer taxes.

G.       Inspections: Optionors and Optionee agree that this is a development property and will require renovations. Optionee may undertake up to 3 private inspections of the property during the Option Term(s). Optionee agrees to pay $500.00 for any visit or inspection during the Option term or any extension in excess of 3.

Neither Optionee nor Realtor nor their employees and agents may undertake any act that triggers an inspection by any public entities or officials unless and until Optionee has purchased the property.

Optionee will maintain liability insurance for the subject property as if Optionee were a lessee in order to protect Optionor from any damage or personal injury to Optionee or third parties during the term of the option arising out of Optionee’s visits or inspections.

Optionee will provide Optionor with no less than 48 hours’ notice to inspect the property/undertake a private inspection. Optionor shall use commercially reasonable best efforts to permit access to the Property during the requested time, and shall ensure Optionee has quiet access to the Property during the inspection time, free of other visitors or guests of the Optionor. Each such inspection will be limited to 4 (four) hours. If anyone associated with Optionee remains on the property after 4 hours, the visit or inspection will count as two.

H.       Brokerage: Optionee and Optionors both hereby agree that Optionors represent themselves and Optionee has representation provided by Realtor (Anthony Shell of Avison Young) in this proposed transaction. A fee of 2.5% the Gross Total Closing Sales Price shall be paid to Realtor in consideration for assisting Optionee in this transaction and in dealing with the City of Oakland to obtain entitlements. This fee shall be paid at and through the close of escrow.

Section 5. Time of Essence

Time is of the essence for this Option Agreement. If the option is not exercised in the manner provided in Section 4 hereof before the expiration of the Option Term, Optionee shall have no interest in the Property and the option may not be revived by any subsequent payment or further action by Optionee.

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Section 6. Quitclaim Deed

If this Agreement is terminated, Optionee agrees that Optionors may record the Quitclaim Deed to remove any possible cloud of this option from the Property.

Section 7. Notices

All notices, demands, requests, exercises, and other communications under this Agreement by either party shall be in writing and:

(a)       sent by United States Express or Priority mail, return receipt requested, in which case notice shall be deemed delivered through USPS on-line tracking, or

(b)       sent by a nationally recognized overnight courier, in which case notice shall be deemed delivered one (1) business day after deposit with that courier, or

(c)	sent by e-mail to:

Optionors: sunrise.properties@ jps.net and editeur@earthlink.net

Optionee: ojan@ebprec.org and/ornoni@ebprec.org and/or anthony.shell@avisonyoung.com

These addresses may be changed by written notice to the other party, provided that no notice of a change of address shall be effective until actual receipt of that notice. Copies of notices are for informational purposes only, and a failure to give or receive copies of any notice shall not be deemed a failure to give notice.

Section 8. Transfer

Optionee may not assign or transfer this Agreement and the rights under it without Optionors' prior written consent.

Section 9. Litigation Costs

If any legal action or any other proceeding, including arbitration or action for declaratory relief, is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with this Agreement, the prevailing party shall be entitled to recover reasonable attorney fees and other costs, in addition to any other relief to which the party may be entitled. “Prevailing party” shall include without limitation:

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(a)       a party who dismisses an action in exchange for sums allegedly due;

(b)       the party who receives performance from the other party of an alleged breach of covenant or a desired remedy where that is substantially equal to the relief sought in an action; or

(c)       the party determined to be the prevailing party by a court of law.

Section 10. Survival

The terms of this Agreement shall survive the close of escrow of the Properties.

Section 11. Successors

This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors, and assignees of the parties to this Agreement.

Section 12. Waivers

No waiver of any breach of any covenant or provision in this Agreement shall be deemed a waiver of any other covenant or provision in this Agreement, and no waiver shall be valid unless in writing and executed by the waiving party.

Section 13. Construction

Section headings are solely for the convenience of the parties and are not a part of and shall not be used to interpret this Agreement. The singular form shall include the plural and vice versa. This Agreement shall not be construed as if it had been prepared by one of the parties, but rather as if both parties have prepared it. Unless otherwise indicated, all references to sections are to this Agreement.

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Section 14. Further Assurances

Whenever requested by the other party, each party shall execute, acknowledge, and deliver all further conveyances, agreements, confirmations, satisfactions, releases, powers of attorney, instruments of further assurance, approvals, consents, and all further instruments and documents as may be necessary, expedient, or proper to complete any conveyances, transfers, sales, and agreements covered by this Agreement, and to do all other acts and to execute, acknowledge, and deliver all requested documents to carry out the intent and purpose of this Agreement.

Section 15. Third-Party Rights

Nothing in this Agreement, express or implied, is intended to confer on any person, other than the parties to this Agreement and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

Section 16. Integration

This Agreement contains. the entire agreement between the parties, and expressly supersedes all previous or contemporaneous agreements, understandings, representations, or statements between the parties respecting the option for the Property.

Section 17. Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

Section 18. Amendment

This Agreement may not be amended or altered except by a written instrument executed by Optionors and Optionee.

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Section 19. Partial Invalidity

Any provision of this Agreement that is unenforceable or invalid or the inclusion of which would adversely affect the validity, legality, or enforceability of this Agreement shall be of no effect, but all the remaining provisions of this Agreement shall remain in full force.

Section 20. Exhibits

All attached exhibits are incorporated in this Agreement by this reference.

Section 21. Authority of Parties

All persons executing this Agreement on behalf of any party to this Agreement warrant that they have the authority to execute this Agreement on behalf of that party.

Section 22. Governing Law

The validity, meaning, and effect of this Agreement shall be determined in accordance with California laws.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OPTIONORS:

Alan Wofsy & Associates

By:	/s/ Alan Wofsy

Name:	Alan Wofsy

Its:	President

Myrtle Street Flats LLC

By:	/s/ Alan Wofsy

Name:	Alan Wofsy

Its:	CEO

OPTIONEE:

East Bay Permanent Real Estate Cooperative. Inc., a California corporation

By:	/s/ Ojan Mobedshahi

Name:	Ojan Mobedshahi

Its:	CFO/Treasurer

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